UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Waterdrop Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu Certified Public Accountants LLP, until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Waterdrop Inc. is a company controlled by Mr. Peng Shen, who beneficially owned (determined in accordance with the SEC rules) 25.2% of the Company’s outstanding ordinary shares and held 72.1% of the Company’s aggregate voting power as of March 31, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023, other than Tencent Entities, Boyu Entities, Gaorong Entities and Swiss Re. Below is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 17, 2023 regarding the beneficial ownership of Tencent Entities, Boyu Entities, Gaorong Entities and Swiss Re:

•

Tencent Entities are referred to Image Frame Investment (HK) Limited, Tencent Mobility Limited and Tencent Holdings Limited. Image Frame Investment (HK) Limited and Tencent Mobility Limited are investing entities wholly owned by Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. Tencent Entities beneficially owned 830,085,007 Class A ordinary shares in the Company as of May 6, 2021 based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021. Assuming Tencent Entities’ shareholding does not change since May 6, 2021, it represented 21.7% of the total issued and outstanding ordinary shares and 8.1% of the total voting power of the Company as of March 31, 2023.

•

Boyu Entities are referred to Harmonious Ocean Limited, Boyu Capital Opportunities Master Fund and other investment funds or intermediary holding entities affiliated with Boyu Capital. As of March 31, 2023, to the Company’s best knowledge, Boyu Entities beneficially owned 470,735,258 Class A ordinary shares in the Company, representing 12.3% of the issued and outstanding ordinary shares and 4.6% of the total voting power of the Company as of March 31, 2023.

•

Gaorong Entities are referred to Gaorong Technology Consulting Limited, Gaorong Group Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and other investment funds or intermediary holding entities affiliated with Gaorong Capital. As of December 31, 2022, Gaotong Entities beneficially owned 214,065,750 Class A ordinary shares in the Company, based on the information contained in the Schedule 13G/A jointly filed by Gaorong Technology Consulting Limited and others with the SEC on February 13, 2023. Assuming Gaorong Entities’ shareholding does not change since December 31, 2022, it represented 5.6% of the total issued and outstanding ordinary shares and 2.1% of the total voting power of the Company as of March 31, 2023.

•

Swiss Re Principal Investments Company Asia Pte. Ltd. is a corporation incorporated under the laws of Singapore and is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol SREN. Swiss Re Principal Investments Company Asia Pte. Ltd. beneficially owned 206,362,384 Class A ordinary shares in the Company as of December 31, 2021, based on the based on the information contained in the Schedule 13G jointly filed by Swiss Re Ltd and others with the SEC on January 28, 2022. Assuming Swiss Re Principal Investments Company Asia Pte. Ltd.’s shareholding does not change, it represented 5.4% of the total issued and outstanding ordinary shares and 2.0% of the total voting power of the Company.

To the Company’s best knowledge, each of Tencent Entities, Boyu Entities, Gaorong Entities and Swiss Re is not owned or controlled by a governmental entity of China.

In addition, the Company is not aware of any governmental entity of China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Guang Yang
	Name:	Guang Yang
	Title:	Director and Vice President of Finance

Date: April 17, 2023